UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. n/a )*

Metacrine, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

59101E103

(CUSIP Number)

Braden Leonard,  BML Capital Management, LLC  65 E Cedar - Suite 2  Zionsville,  IN  46077  Phone : 3173442447

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 08, 2022

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
BML Investment Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
5888965

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
5888965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
5888965

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13.8%

14	TYPE OF REPORTING PERSON
PN

BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b) (1) of the Securities Exchange Act of 1934.

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Braden M Leonard

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
600000

	8	SHARED VOTING POWER
5888965

	9	SOLE DISPOSITIVE POWER
600000

	10	SHARED DISPOSITIVE POWER
5888965

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6488965

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
15.2%

14	TYPE OF REPORTING PERSON
IN PN

BML Investment Partners, L.P. is a Delaware limited partnership whose sole general partner is BML Capital Management, LLC. The managing member of BML Capital Management, LLC is Braden M. Leonard. As a result, Braden M. Leonard is deemed to be the indirect owner of the shares held directly by BML Investment Partners, L.P. Despite such shared beneficial ownership, the reporting persons disclaim that they constitute a statutory group within the meaning of Rule 13d-5(b)(1) of the Act.

Item 1.	Security and Issuer

This statement relates to the common shares, $0.0001 par value (the “Common Stock”), of Metacrine, Inc. (the “Issuer”), having its principal executive office at 4225 Executive Square, Suite 600., San Diego, CA 92037.

Item 2.	Identity and Background

(a)
This statement is being filed by BML Investment Partners, L.P., a Delaware limited partnership, and Braden M. Leonard. BML Capital Management, LLC, an Indiana limited liability company, is the general partner to BML Investment Partners, L.P. Braden M. Leonard is the sole managing member of the general partner.

BML Investment Partners, L.P. - The business address of BML Investment Partners, L.P. is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

BML Capital Management, LLC - The business address of BML Capital Management, LLC is 65 E Cedar – Suite 2, Zionsville, IN 46077. The principal business of BML Capital Management, LLC is to serve as the general partner to BML Investment Partners, L.P.

Braden M. Leonard – Mr. Leonard’s business address is 65 E Cedar – Suite 2, Zionsville, IN 46077. Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(b)	65 E Cedar – Suite 2, Zionsville, IN 46077

(c)
The principal business of BML Investment Partners, L.P. is to purchase, sell, trade and invest in securities.

The principal business of BML Capital Management, LLC, is to serve as the general partner to BML Investment Partners, L.P.

Mr. Leonard’s principal business is to serve as managing member of BML Capital Management, LLC.

(d)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e)
During the past five years, none of BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding BML Investment Partners, L.P., BML Capital Management, LLC or Braden M. Leonard was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws

(f)	Braden M. Leonard is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

BML Investment Partners, L.P. holds 5,888,965 shares of Common Stock which were acquired using working capital. Braden M. Leonard holds 600,000 shares of Common Stock which were acquired using

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, and the availability of Shares at prices that would make the purchase or sale of Shares desirable, the Reporting Persons may endeavor to increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

The Reporting Persons plan to vote AGAINST the proposed merger with Equillium,Inc, unless the collar is adjusted to reflect the current Equillium share price.

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer (the “Board”), engaging in discussions with stockholders of the Issuer or third parties, including potential acquirers and service providers about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capital allocation strategy, capitalization, ownership structure, including an alternative sale of the Issuer as a whole or in parts, Board structure (including Board composition) or operations of the Issuer, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, or changing their intention with respect to any and all matters referred to in Item

(a)	See above.

(b)	See above.

(c)	See above.

(d)	See above.

(e)	See above.

(f)	See above.

(g)	See above.

(h)	See above.

(i)	See above.

(j)	See above.

Item 5.	Interest in Securities of the Issuer

(a)
As of Dec 8, 2022, BML Investment Partners owns 5,888,965 shares of the issuer, which represents 13.8% of the shares outstanding.

As of Dec 8, 2022, Braden M Leonard owns 6,488,956 shares of the issuer, which represents 15.2% of the shares outstanding.

(b)
Mr. Leonard has sole voting power over 600,000 shares, sole dispositive power over 600,000 shares, shared voting power over 5,888,965 shares and shared dispositive power over 5,888,965 shares.

BML Investment Partners, L.P. has sole voting power over 0 shares, sole dispositive power over 0 shares, shared voting power over 5,888,965 shares and shared dispositive power over 5,888,965 shares.

(c)	See below.

Transaction Date	Shares or Units Purchased (Sold)	Price Per Share or Unit
09/08/2022 10/24/2022 10/25/2022 10/26/2022 10/27/2022 10/28/2022 11/07/2022 11/08/2022 11/09/2022	150,000 174,354 499,279 588,533 767,507 45,022 123,954 500 39,816	0.50 0.35 0.36 0.36 0.40 0.41 0.43 0.41 0.40

(d)	No.

(e)	N/A

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to Be Filed as Exhibits

None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BML Capital Management, LLC

December 08, 2022	By:	/s/ Braden M Leonard
Managing Member

December 08, 2022	By:	/s/ Braden M Leonard

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Footnotes:

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)